EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES THE COMMENCEMENT OF START UP ACTIVITIES AT HORIZON
CALGARY, ALBERTA – MARCH 13, 2012 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural”) announces that the unplanned maintenance on the Fractionating Unit in the Primary Upgrading Facility at Horizon has been safely and successfully completed.

The Horizon facility has now begun start up activities with Ore Preparation Plants, Extraction and Froth Treatment Plants starting today, March 13, 2012. Subsequently, bitumen feed into Primary Upgrading will be started followed by Secondary Upgrading with pipeline deliveries targeted to commence on March 15, 2012.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Natural’s plans, strategies and prospects, estimates of repair work required, expected timing of resumption of production and anticipated production volumes. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.